SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549



     Prospectus filed pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14d-2 under
                      the Securities Exchange Act of 1934



                                  April 8, 2002



                                    Telia AB

                                 (Name of Filer)



                               Sonera Corporation

                                (Subject Company)



                                     0-30340

                   (Exchange Act File No. of Subject Company)
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          THE FOLLOWING IS A PRESS RELEASE DISSEMINATED BY TELIA AB ON APRIL 8,
2002.

                                      -2-
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Press Release
April 8, 2002




Anders Igel new President and CEO of Telia

Anders Igel has been appointed to the position of President and CEO of Telia. He will assume his duties September 30, at the latest, to succeed Marianne Nivert who is retiring from the company.

Anders Igel is 51 years old with an Engineering Masters degree from the Stockholm Royal Institute of Technology and in addition a B.Sc in Economics from the Stockholm School of Economics. Anders Igel joins Telia from his current role of President and CEO of Esselte where he is presently stationed in London. Esselte is a world leader in the supply of office materials, with over 7,000 employees in more than 100 countries and a turnover of SEK 11 bn. Anders Igel is a former Ericsson Executive Vice President. During his time with Ericsson he has been responsible for business activities in Spain, the UK and in Australia and in addition Head of Business Area Infocom Systems within the Public Networks Business Area.

"Anders Igel has the best pre-requisites for the job of leading Telia. His present role gives him the experience of being the head of an international and listed company in the consumer goods business. In addition, 20 years at Ericsson have given him a wealth of knowledge and a broad contact network within the world of telecoms. He has a well documented combination of far-sightedness, sensitivity and the ability to act with the vigour that this job demands. As a member of the Telia Board of Directors, he comes well armed with a clear understanding of the development opportunities that are available " comments Lars-Eric Petersson.

"In this recruitment process we have had the benefit of time, meaning that we have been allowed to be thorough, both in defining the required profile and studying alternative candidates. We have also been able to co-ordinate the recruitment process with the work that has been carried out in the merger discussions with Sonera. In Anders Igel we have a leader with a broad experience of change, a solid telecom background, an international perspective and a strong market orientation. It is pleasing to see that it was just these qualities that we were looking for when the work started to identify the person we wanted to be the next CEO" says Lars-Eric Petersson.



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"As a member of the Board of Directors, I have had the benefit of working with
Telia's long-term structure and ambitions. In the midst of planning for a merger with Sonera, I believe that the conditions are right to build something powerful. It is difficult for me to think of a more important or exciting challenge than building the leading Nordic telecom company of the future together with all the knowledgeable colleagues in Sonera and Telia", says Anders Igel.

Marianne Nivert comments: " Anders Igel has a broad level of competence and is seriously committed to finding the right solution to any of the issues that he is faced with. Telia should be congratulated for making a wise choice."

Telia had a turnover in 2001 of SEK 57 bn with 17,000 employees at year-end. After the planned merger with Sonera the Group will have a combined turnover of SEK 83 bn and 34,000 employees.

Anders Igel is available for questions after the press conference which will be held at 12.00 hrs today, Monday 8th April 2002, at Telia Headquarters, Conference Centre, Marbackagatan 11 (Building-H), in Farsta.

Additional information:
The combination of Telia and Sonera will be implemented through an exchange offer made by Telia to all shareholders of Sonera. This press release is neither an offer to purchase nor a solicitation of an offer to sell shares of Sonera. Any offer in the United States will only be made through a prospectus which is part of a registration statement on Form F-4 that will be filed with the U.S. Securities and Exchange Commission (the "SEC"). Sonera shareholders who are U.S. persons or are located in the United States are urged to carefully review the registration statement on Form F-4 and the prospectus included therein, the Schedule TO and other documents relating to the offer that will be filed by Telia with the SEC because these documents will contain important information relating to the offer. You are also urged to read the related solicitation/recommendation statement on Schedule 14D-9 that will be filed with the SEC by Sonera relating to the offer. You may obtain a free copy of these documents after they are filed with the SEC and other documents filed by Telia and Sonera with the SEC at the SEC's web site at www.sec.gov. Once such documents are filed with the SEC, you will also be able to inspect and copy the registration statement on Form F-4, as well as any documents incorporated by reference therein, the Schedule TO and the Schedule 14D-9 at the public reference room maintained by the SEC at 450 Fifth Street, NW, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room. These documents may also be obtained free of charge by contacting Telia AB, Investor Relations, SE-12386 Farsta, Sweden Attention:
External Communications and Investor Relations (tel: 46 8 7137143), or Sonera Corporation, Investor Relations, Teollisuuskatu 15, P.O. Box 106, FIN-00051 SONERA, Finland, Attention: Investor Relations (tel: 358 20401). YOU SHOULD READ THE PROSPECTUS AND THE SCHEDULE 14D-9 CAREFULLY BEFORE MAKING A DECISION CONCERNING THE OFFER.
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Short biography - Anders Igel


Anders Igel was born in 1951 in Stockholm. He is married and has three daughters between 14 and 21 years of age. At the present time Anders lives in London.



Education:

Anders Igel has an Engineering Masters degree from the Stockholm Royal Institute of Technology (1974) and a B.Sc. in Economics from The Stockholm School of Economics (1977).



Employment:

Anders Igel began his career as a radar-system development engineer for Philips Electronics in Stockholm.

He started working for Ericsson in 1978 employed in the development of AXE services. This was followed by an international career as a marketing executive for Ericsson in the Middle-East, South-East Asia and Latin America. In 1990 Anders Igel was appointed Head of Ericsson UK, with a special assignment to build up the company's UK business in the light of the newly liberalised telecom sector. In 1995 he became the Head of Public Networks business area and two years later Head of Infocom Systems. Infocom Systems became one of Ericsson's three global business areas, comprising fixed networks, internet and IP-communication. Anders Igel was also responsible for all of Ericsson's activities in Spain, the UK and Australia.

After 20 years with Ericsson, Anders Igel decided to leave the company in 1999 to take up the appointment of president and CEO for Esselte. Since joining Esselte, the company's profitability and market development has improved significantly.

Anders Igel has been a member of the Telia Board of Directors since 1999.


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For further information please contact:
Telia's Press Office, phone +46 8 713 5830



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Telia is the Nordic leader in telecommunications. Over the past year, we have streamlined the Group, focusing our core businesses making the company more flexible. Our four core businesses are: Mobile communications, Internet services, International carrier operations and Fixed network operations. Telia is listed on Stockholmsborsen. Sales 2001 totaled MSEK 57,196 and the number of employees was 17,149.
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